2121 Old Gatesburg Road, Suite 110 State College, PA 16803 Main Office: (814) 308-9754 www.eclipseresources.com

December 7, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	John Hodgin, Petroleum Engineer
Brad Skinner, Senior Assistant Chief Accountant

Re:	Eclipse Resources Corporation
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 2, 2018
File No. 1-36511

Ladies and Gentlemen:

Set forth below is the response of Eclipse Resources Corporation, a Delaware corporation (the “Company,” “we,” “our” or “us”), to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) contained in the letter, dated November 30, 2018, concerning the above referenced filing (the “Annual Report on Form 10-K”). For ease of reference, we have included the text of the Staff’s comments in bold type below, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2017

Business and Properties

Supplemental Oil and Natural Gas Information (Unaudited)

Reserve Quantity Information, page F-33

1.

The illustration of the proposed discussion of the changes in net proved reserves provided in response to comment 5 does not appear to fully explain the changes related to each line item. Expand the proposed discussion related to extensions and discoveries and “technical” revisions to include the reason or source of the change so that the change is fully explained. Refer to FASB ASC 932-235-50-5.

In response to the Staff’s comment, the Company will include the below disclosure to expand upon changes in total proved reserves year over year in future filings (as applicable and to the extent then required):

2015 Changes in Reserves

•	Extensions of 221.7 Bcfe primarily from the development of our Utica asset.

•	Negative revisions of 152.9 Bcfe primarily due to a negative revision of 215.2

December 7, 2018

Bcfe from reductions in SEC pricing which was offset by a positive revision of 22.3 Bcfe due to changes in pricing differentials and positive revisions of 40.0 Bcfe primarily driven by proved developed producing wells in aggregate outperforming the previous estimate.

2016 Changes in Reserves

•	Extensions of 196.1 Bcfe primarily from the development of our Utica asset.

•

Positive revisions of 14.8 Bcfe as a result of a negative revision of 50.8 Bcfe due to reductions in SEC pricing and a negative revision of 17.9 Bcfe due to changes in differentials. This was offset by a positive revision of 83.5 Bcfe primarily driven by proved developed producing wells in aggregate outperforming the previous estimate.

•	4.1 Bcfe related to acquiring proved developed and proved undeveloped leasehold acreage in the Utica Shale.

•	10.7 Bcfe related to divesting proved developed and proved undeveloped leasehold acreage in the Utica Shale.

2017 Changes in Reserves

•

Extensions of 405.1 Bcfe primarily from 361.0 Bcfe of development of our operated Utica asset. We also added 0.3 Bcfe from one non-operated Utica well through development. In addition we proved 43.8 Bcfe from 3 Ohio Marcellus wells due to development in the Ohio Marcellus asset.

•

Positive revisions of 695.6 Bcfe as a result of a positive revision of 607.2 Bcfe due to improvements in SEC pricing, a positive revision of 61.4 Bcfe due to changes in pricing differentials, and a positive revision of 69.6 Bcfe primarily driven by proved developed producing wells in aggregate outperforming the previous estimate. This was offset by a negative revision of 42.6 Bcfe due a decision to not develop certain proved, undeveloped reserves within five years.

2.

We have read your response to comment 6 indicating that the determination of economic producibility of the proved reserves disclosed in Exhibit 99.1 takes into account any significant future contractual arrangements, including estimates of firm transportation costs. Obtain and file a revised reserves report to resolve the apparent inconsistency between the actual treatment of such costs and the statement in the report indicating “we have made no investigation of any firm transportation contracts that may be in place for these properties; no adjustment have been made to our estimates of future revenue to account for such contracts.”

The Company acknowledges the Staff’s comment and has filed on the date hereof an amendment to the Annual Report on Form 10-K that includes a revised reserves report as Exhibit 99.1 thereto.

December 7, 2018

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Please do not hesitate to contact me by telephone at (814) 308-9754 with any questions or comments regarding this correspondence.

Regards,

/s/ Benjamin W. Hulburt

Benjamin W. Hulburt Chairman, President and Chief Executive Officer Eclipse Resources Corporation